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[JEFFERSON PILOT FINANCIAL LOGO]
JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
SERVICE OFFICE: ONE GRANITE PLACE, P.O. BOX 515, CONCORD, NEW HAMPSHIRE 03302
(800) 258-3648


                       WAIVER OF SPECIFIED PREMIUM RIDER

EFFECTIVE DATE -

This rider is part of the policy to which it is attached. It takes effect on the Policy Date of the policy unless a later effective date is shown above. In this rider, "we", "us" or "our" means Jefferson Pilot LifeAmerica Insurance Company; "you" means the Owner of the policy; and "Insured" means the person named on Page 3 of the policy as insured under this rider.

CONSIDERATION - In return for the payment of the monthly deductions and receipt of an application for this rider, we will provide the benefit described in this rider.

BENEFIT - Subject to the provisions of the policy and this rider, we will pay the Specified Monthly Premium (as applied for by you and as shown on Page 3 of the policy) for the policy to which this rider is attached, starting with the monthly anniversary day following commencement of Total Disability, while the Insured under this rider is totally disabled. We must receive due proof of the Insured's Total Disability commencing prior to the policy anniversary nearest the Insured's attained age 60 while this rider is in force, and that Total Disability has continued with no interruption for at least six months.

The maximum Specified Monthly Premium, available under this rider, may not exceed the lesser of:

(1) 1/12 of the Guideline Level Premium (as shown on Page 3 of the policy) for the policy to which this rider is attached; or

(2)  $5,000.

The minimum monthly benefit, provided under this rider, will not be less than the amount necessary to maintain the base policy and all supplementary coverages in force.

TOTAL DISABILITY - Total Disability means the complete incapacity of the Insured to engage in an occupation for remuneration or profit. Such incapacity must be the result of bodily injury or disease. During the first two years of Total Disability, "occupation" means the regular occupation of the Insured. Thereafter, it means any occupation, for which the Insured is qualified due to education, training or experience, in which the Insured may be engaged for remuneration or profit.

Total Disability will be deemed to commence from the date it starts when it has continued without a break for six months.

Disability will be deemed total whether the Insured can work or not, upon the total and irrecoverable loss to the Insured of any of the following:

(1)  The sight of both eyes;

(2)  The use of both hands;

(3)  The use of both feet; or

(4)  The use of one hand and one foot.

These losses must not have existed prior to the effective date of the policy or the effective date of this rider, if later.

RISKS NOT ASSUMED - We will not pay the Specified Monthly Premium for the policy to which this rider is attached if:

(1)  Total Disability commenced prior to the effective date of the policy.

(2) Total Disability commenced after the end of the Grace Period, as defined in the policy, and the subsequent lapse of the policy.

(3)  Total Disability is a direct result of intentional self inflicted injury.

(4) Total Disability is the result of an act of war while the Insured is serving in the armed forces of any country at war, declared or not, if the condition arose during the period of active duty and the condition has been determined by the Secretary of Veteran Affairs to be a condition incurred in the line of duty.


P93-50J (98)
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MONTHLY DEDUCTION - The monthly deduction for this rider will be (a), multiplied by (b) where:

     (a) is the monthly waiver of specified premium rate shown on the attached table;

     (b)  is the Specified Monthly Premium (as shown on Page 3 of the policy).

The waiver of specified premium rate is based on the attained age of the Insured and the rating class for this rider. Waiver of specified premium rates for standard rider issues are shown on the attached table. Appropriate increases will be made to these rates for rated risks.

SPECIFIED MONTHLY PREMIUM NOT DEDUCTED - Any Specified Monthly Premium paid for the policy to which this rider is attached will not reduce the proceeds to be paid under the policy. You will remain liable to pay interest on any debt to us.

INCONTESTABILITY - We rely on the statements made in the application for this rider and any supplemental applications. These statements are considered representations and not warranties. No statement may be used in defense of a claim under this rider unless it is in an application.

We will not contest this rider, except for any applied for increase in the Specified Monthly Premium, after it has been in force during the lifetime of the Insured for a period of two years from its Effective Date.

Any increase in the Specified Monthly Premium will not be contested after such increase has been in force during the lifetime of the Insured for two years following the effective date of such increase. Within the two year period following an increase in the Specified Monthly Premium, only statements in the application for such increase will be subject to contestability.

If we cancel coverage for the initial Specified Monthly Premium, we will refund to you all monthly deductions paid for such initial Specified Monthly Premium. If we cancel coverage for the amount of any increase(s) in Specified Monthly Premium only, we will refund to you the amount of monthly deductions paid for such increase(s), during the applicable period.

NOTICE OF CLAIM - Written notice of claim must be given to us, at our Service Office, during the lifetime of the Insured and during the period of Total Disability. Failure to give such notice shall not invalidate or reduce any claim if it shall be shown not to have been reasonably possible to give such notice and that notice was given as soon as was reasonably possible.

PROOF OF DISABILITY - Proof of Total Disability must be given to us, at our Service Office, during the lifetime of the Insured and during the period of Total Disability. Proof must be furnished to us on forms acceptable to us.

At reasonable intervals we will have the right to require due proof of the continuance of Total Disability. As a part of such proof, the disabled Insured may be required to be examined by a physician chosen by us at our expense. After the first two years of Total Disability, proof will not be required more than once a year.

Specified Monthly Premium payments for the policy to which this rider is attached cease when:

(1)  Total Disability ceases; or

(2)  Proof of the continuance of Total Disability is not furnished as required.

Failure to furnish proof of Total Disability within the time required shall not invalidate or reduce any claim if it was not reasonably possible to give proof within such time, provided such proof is furnished as soon as reasonably possible and in no event, except in the absence of legal capacity, later than one year from the time proof is otherwise required. Subject to this condition, no Specified Monthly Premium, the due date of which is more than twelve months prior to the date that proof is received at our Service Office, will be paid for the policy to which this rider is attached.

TERMINATION - This rider will cease as soon as one of the following occurs:

(1) The monthly deduction for this rider remains unpaid at the end of the Grace Period, as defined in the policy.

(2)  The policy is surrendered, exchanged, or lapsed.

(3)  We receive a proper written request to terminate this rider.

(4)  The policy anniversary nearest the Insured's attained age 60.

(5)  The maturity date of the policy is attained.

(6)  The death of the Insured.

No termination provision shall invalidate or diminish any benefit for which the Insured has qualified.

/s/ David Stonecipher                             /s/ Robert A Reed

Chief Executive Officer                           Secretary


P93-50J(98)
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          TABLE OF MONTHLY WAIVER OF SPECIFIED PREMIUM RATES PER $1.00

          ATTAINED AGE           MALE             FEMALE
          ------------           ----             ------
             15-27              .0122              .0260
             28-37              .0141              .0304
                38              .0153              .0328
                39              .0166              .0353
                40              .0182              .0379
                41              .0200              .0406
                42              .0221              .0435
                43              .0244              .0464
                44              .0270              .0494
                45              .0300              .0525
                46              .0333              .0557
                47              .0370              .0589
                48              .0410              .0622
                49              .0454              .0656
                50              .0502              .0690
                51              .0554              .0725
                52              .0609              .0760
                53              .0668              .0795
                54              .0731              .0831
                55              .0797              .0868
                56              .0866              .0906
                57              .0938              .0944
                58              .1013              .0983
                59              .1089              .1024
                60              .1168              .1066



P93-50J (98)